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DSM

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Heerlen (NL) / Enfield (USA), 21 June 2006

DSM invests in biomaterials company Oxford Performance Materials

DSM Venturing, the corporate venturing unit of Royal DSM N.V., today announced that it has invested USD 1.2 mln in the biomaterials company Oxford Performance Materials (OPM). This investment links on to DSM's innovation ambitions in the emerging business area (EBA) of biomedical materials, which is an important element of DSM's strategy Vision 2010 – Building on Strengths.

OPM markets biocompatible high performance polymers for use in medical device applications such as catheters and implantable devices. OPM's polymers offer advantages over metals in terms of improved biocompatibility, process flexibility, radiolucense and tailored formulations to meet biomechanical and design criteria. Steve Hartig, Vice President EBA Biomedical Materials explains: '*OPM's activities provide useful insight into developments in the field of advanced biomedical polymers, which connects closely to DSM's position in polymers and biomedical applications.*'

Medical devices including drug/device combinations are a rapidly growing segment of the health care industry. These innovative therapies are increasingly used in order to bring the therapy or drug as close as possible to the impacted area of the body allowing for faster and more efficient medical treatments. A common theme across these therapies is the importance of materials as a core technology.

Today DSM already offers a number of material products to the healthcare industry like medical coatings and Dyneema® Purity for use in surgical implants. In the EBA Biomedical Materials DSM aims to strongly expand this position and develop areas for future growth. Target areas for future innovation are drug delivery systems such as coatings for drug eluting stents and polymeric scaffolds for tissue regeneration. The EBA Biomedical Materials draws upon DSM's expertise in the fields of polymers, coatings and material sciences combined with its strong position in life sciences. DSM actively exploits venturing and licensing opportunities to boost the innovation process in this field and will set up business models that are typical for knowledge-based rather than for production-based businesses, including the licensing of intellectual property.

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DSM Venturing
DSM Venturing is an active investor in start-up companies and Venture Capital Funds in the fields of Nutrition, Pharma and Performance Materials. DSM Venturing's mission is to explore emerging markets and technologies in order to enhance DSM's product portfolio and create value. For more information about DSM Venturing see www.dsm-venturing.com.

OPM
Founded in March 2000 in Connecticut (USA), OPM has rapidly become an industry leader in the ultra-high performance thermoplastic polymers market. The firm's versatile OXPEKK® polymers are currently being used in medical, space and defense, semiconductor and industrial markets worldwide. OPM is headquartered in Enfield, CT. By the end of 2006 OPM will be establishing a European operation at the Chemelot Campus, close to Maastricht. The OPM Chemelot facility will host business development and technical services in support of an *enhanced European market initiative. For additional information, please visit at* www.oxfordpm.com.

About DSM
DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named Vision 2010 – *Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information about DSM can be found on www.dsm.com.

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com